UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of April 2004

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

Attachedhereto as Exhibit 99.1 and incorporated by reference herein is a press release of the registrant, dated April 27, 2004, ANNOUNCES THAT CYPRESS SELECTS CAMTEK’S FALCON
SYSTEMS FOR AUTOMATED OPTICAL WAFER INSPECTION.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) BY: /S/ MOSHE AMIT —————————————— Moshe Amit, Executive Vice President and Chief Financial Officer

Dated: April 27, 2004

Exhibit 99.1

FOR IMMEDIATE RELEASE

April 27, 2004

CAMTEK CONTACT:
Moshe Amit
+972-4-604-8308 (tel); +972-4-604 8300 (fax); +972-5-469-4902 (mobile)
mosheamit@camtek.co.il

CYPRESS SELECTS CAMTEK’S FALCON SYSTEMS FOR AUTOMATED OPTICAL WAFER INSPECTION

Order Valued at $1.2 Million

MIGDAL HAEMEK, Israel – April 27, 2004 – Camtek Ltd. (NASDAQ: CAMT) announced today that it received an order for Falcon systems from Cypress Semiconductor, an American manufacturer of high-performance semiconductors for a broad range of markets including communications, computation, consumer, automotive and industrial. The Falcon is Camtek’s new automated optical inspection system for the semiconductor manufacturing and packaging industries. Valued at approximately $1.2 million, this is the first Falcon order Camtek has received from a customer in the United States. Delivery of the order is scheduled for the second quarter of 2004.

ABOUT CAMTEK LTD.
Camtek Ltd. designs, develops, manufactures, and markets technologically advanced and cost-effective intelligent optical inspection systems and related software products, used to enhance processes and yields for the printed circuit boards, semiconductor manufacturing and semiconductor packaging industries. Camtek has been a public company since 2000, with headquarters in Migdal Ha’Emek, Israel and subsidiaries in the U.S., Europe, Japan, and East Asia. See also www.camtek.co.il.

        This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.